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                            June 15, 2021

       Taylor Zhang
       Chief Executive Officer
       TenX Keane Acquisition
       No.99, Tiangu 7th Road
       Yanta District
       Xi   an City, Shanxi Province, China 71000

                                                        Re: TenX Keane
Acquisition
                                                            Registration
Statement on Form S-1
                                                            Filed May 19, 2021
                                                            File No. 333-256271

       Dear Mr. Zhang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed May 19, 2021

       The Offering, page 8

   1. We note your disclosure on page 10 and throughout that your sponsor will own 20% of your issued and
outstanding shares after this offering. We further note the principal shareholders table on
page 105 indicates that your founders    shares will represent 23.8%
                                                        of your outstanding
shares. Please revise to reconcile this disclosure.
       Summary of Risk Factors, page 23

   2.                                                   We note your disclosure
on page 23 refers to    exclusive forum provisions in our amended
                                                        and restated
certificate of incorporation.    Please revise to provide more specific
                                                        disclosure elsewhere in
the prospectus describing the exclusive forum provisions, clarify
 Taylor Zhang
TenX Keane Acquisition
June 15, 2021
Page 2
      whether such provisions apply to claims under the Securities Act and/or the Exchange Act and describe the risks to investors from such provisions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameTaylor Zhang
                                                           Division of
Corporation Finance
Comapany NameTenX Keane Acquisition
                                                           Office of Real
Estate & Construction
June 15, 2021 Page 2
cc:       Richard I. Anslow
FirstName LastName